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                                     EXHIBIT INDEX

                    99.1 - Confirmation of Mailing

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
                                                                                       Computershare
                                                                                   Investor Services
                                                               Computershare Trust Company of Canada
                                                                               100 University Avenue
April 23, 2003                                                                      Toronto, Ontario
                                                                                             M5J 2Y1

To:       Alberta Securities Commission                    Telephone 416-981-9500             CANADA
          British Columbia Securities Commission           Facsimile 416-981-9800          Australia
          Manitoba Securities Commission                    www.computershare.com    Channel Islands
          Office of the Administrator, New Brunswick                                       Hong Kong
          Securities Commission of Newfoundland                                              Ireland
          Nova Scotia securities Commission                                              New Zealand
          Ontario Securities Commission                                                  Philippines
          Registrar of Securities, Prince Edward Island                                 South Africa
          Commission des valeurs mobilieres du Quebec                                 United Kingdom
          Saskatchewan Securities Commission                                                     USA
          Securities Registry, Government of the Northwest Territories
          Registrar of Securities, Government of the Yukon Territories
          Nunavut Legal Registry
          The Toronto Stock Exchange
          The New York Stock Exchange
          U.S. Securities & Exchange Commission
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Dear Sirs:

SUBJECT:           CELESTICA INC.

We confirm that the following English material was sent by pre-paid mail on April 23, 2003, to the registered shareholders of Subordinate Voting Shares of the subject Corporation:

     1.   First Quarter Financial Results ended March 31, 2003

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,



(Signed)
Brian Robinson
Assistant Account Manager
Stock Transfer Services
Tel(416) 263-9421 (416) 981-9800 Fax



c.c. Celestica Inc.